QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and preferred stock dividends

	For the 12 Months Ended
	Nine Months Ended September 30, 2004(1)		2003		2002		2001		2000		1999(2)
	(In thousands)
Earnings:
Net income before equity in (loss) earnings from joint ventures and unconsolidated subsidiaries, minority interest and other items	$118,881		$277,469		$198,005		$206,748		$197,581		$36,442
Add: Interest expense	170,900		194,999		185,362		170,121		173,891		91,184
Add: Implied interest component on the Company's rent obligations	720		824		678		572		568		68
Add Distributions from operations of joint ventures	239		2,839		5,802		4,802		4,511		470
Subtract: Minority Interest (expense) in pre-tax income of subsidiaries that have not incurred fixed charges	(105)		—		—		—		—		—

Total earnings	$290,635		$476,131		$389,847		$382,243		$376,551		$128,164
Fixed charges:
Interest expense	$170,900		$194,999		$185,362		$170,121		$173,891		$91,184
Implied interest component on the Company's rent obligations	720		824		678		572		568		68
Capitalized interest	—		—		70		1,010		513		377

Fixed charges	$171,620		$195,823		$186,110		$171,703		$174,972		$91,629
Preferred dividend requirements	40,760		36,908		36,908		36,908		36,908		23,843

Fixed charges and preferred stock dividends	$212,380		$232,731		$223,018		$208,611		$211,880		$115,472
Earnings to fixed charges and preferred stock dividends	1.37	x	2.05	x	1.75	x	1.83	x	1.78	x	1.11	x
Earnings to fixed charges	1.69	x	2.43	x	2.09	x	2.23	x	2.15	x	1.40	x

(1)
Includes the effect of CEO, CFO and ACRE Partners compensation charges of $106.9 million, 8.75% Senior Notes due 2008 redemption charge of $11.5 million (and the preferred stock redemption charge of $9.0 million for the ratio of earnings to fixed charges and preferred stock dividends). Excluding these charges, the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges would have been 2.0x and 2.4x, respectively.

(2)
Includes the effect of a non-recurring, non-cash charge in the amount of approximately $94.5 million relating to our November 1999 acquisition of the former external advisor to our company. Excluding these charges, the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges would have been 1.9x and 2.4x, respectively.

QuickLinks

  EXHIBIT 12.1
Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and preferred stock dividends